VASOGEN

2006 Annual Report


ADVANCING THE TREATMENT OF CHRONIC INFLAMMATORY DISEASE

PICTURE

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VASOGEN IS A BIOTECHNOLOGY COMPANY ENGAGED IN THE RESEARCH AND DEVELOPMENT OF
THERAPIES THAT TARGET THE DAMAGING INFLAMMATION ASSOCIATED WITH CARDIOVASCULAR AND NEURODEGENERATIVE DISORDERS.THE COMPANY'S LEAD PRODUCT, THE CELACADE(TM) TECHNOLOGY,IS DESIGNED TO TRIGGER THE IMMUNE RESPONSE TO APOPTOSIS -- AN IMPORTANT PHYSIOLOGICAL PROCESS THAT REGULATES INFLAMMATION. CELACADE IS IN LATESTAGE DEVELOPMENT FOR THE TREATMENT OF CHRONIC HEART FAILURE. THE COMPANY IS ALSO DEVELOPING VP025, AN EARLY-STAGE NEW DRUG CANDIDATE FOR THE TREATMENT OF CERTAIN NEURODEGENERATIVE DISEASES.


PRODUCT PIPELINE

                                               Preclinical    Phase I    Phase II   Phase III   Market
                                               Research

Celacade(TM) Technology
     Chronic Heart Failure                                                          x
VP025
     Neuro-inflammatory Diseases                               x
VP Series
     Inflammatory Conditions                   x


Chairman's Foreword                          page 2
President's Message                          page 4
Scientific Advisory Board                    page 7
Celacade(TM)                                 page 8
VP Series of Drugs                           page 12
Corporate Information                        page 16
Shareholder Information                      IBC

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"Importantly, our overall findings clearly indicate that Celacade provided a significant risk reduction for a majority of the patient population in the ACCLAIM trial, excluding only those with advanced left ventricular dysfunction and a history of cardiac damage due to heart attack - disease that is likely irreversible."

Dr. James B. Young
Chairman, The Cleveland Clinic Foundation
Medical Director, Kaufman Center for Heart Failure
Global Principal Investigator for ACCLAIM


PICTURES

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PICTURE

CHAIRMAN'S FOREWARD

HAVING SPENT THE GREATER PART OF MY CAREER IN THE HEALTHCARE INDUSTRY, I AM AWARE OF THE VAST CHALLENGES FACED BY BIOTECHNOLOGY COMPANIES AS THEY DEVELOP NEW PRODUCTS. I AM ALSO AWARE OF THE REWARDS FOR SUCCESSFULLY NAVIGATING THESE CHALLENGES AND INTRODUCING SAFE AND EFFECTIVE THERAPIES INTO MARKETS WHERE THERE IS AN OBVIOUS MEDICAL NEED.

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While 2006 proved to be a very challenging year for our Company, I believe the
ACCLAIM trial established that our Celacade(TM) technology has the potential to provide important therapeutic benefits for a large population of patients with chronic heart failure. The observation that Celacade significantly reduced the risk of death or first cardiovascular hospitalization in large pre-defined subgroups of heart failure patients forms the basis for advancing the commercial development of our novel anti-inflammatory technology.

In 2006, we also continued to make important progress with VP025, a new drug candidate for the treatment of neuro-inflammatory disease. Neuro-inflammatory diseases include Alzheimer's, Parkinson's, and diabetic retinopathy. As the population ages, these conditions will represent a growing economic and medical burden, and provide significant opportunities for products that can safely treat the pathological processes associated with the development and progression of these devastating diseases. Having successfully completed a phase I safety study of VP025, we are now making the necessary preparations to conduct a phase II proof-of-concept study.

Vasogen's development efforts continue to be underpinned by a world-class Scientific Advisory Board comprising thought leaders in cardiology, neurology, and immunology. These individuals provide independent guidance on the design and execution of the Company's research and development programs. The Scientific Advisory Board complements the depth of experience of Vasogen's senior management team, and I believe that together they will continue to provide the stewardship to ensure that the potential of our technology is realized.

I would like to take this opportunity to personally thank my friend and colleague, Bill Grant, for his commitment and enormous contribution to Vasogen. Bill is well respected in the healthcare industry, where he has been a key player for over 40 years. He has been a member of Vasogen's Board since November 1998 and served as our Chairman during a critical period of growth and development, from 2001 until 2006. Although Bill will be retiring, and his participation as an active member of Vasogen's Board will be missed, his dedication to and vision for Vasogen's future will remain an integral part of the Company's fabric.

I would also like to sincerely thank our other Board members for their contribution to Vasogen's continuing development. Through our regular conference calls, as well as our formal meetings, the Board stays in close contact with management and corporate developments to ensure alignment with the interests of our shareholders. I am also pleased to report that we continue to review and improve our corporate governance agenda in order to meet the requirements set out by securities regulators.

Finally, I would like to thank our loyal shareholders and employees for sharing in our vision for the future. Moving forward, I believe that the strength of our science and the experience and resolve of our team to make a difference in people's lives will translate into success.

/s/ Terrance H. Gregg
---------------------------------------
TERRANCE H. GREGG, CHAIRMAN OF THE BOARD

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PICTURE

PRESIDENT'S MESSAGE

THIS HAS BEEN A LANDMARK YEAR FOR VASOGEN - MARKED WITH GREAT CHALLENGES AND NEW OPPORTUNITIES. WHILE WE WERE DISAPPOINTED THAT OUR PHASE III ACCLAIM TRIAL DID NOT MEET ITS PRIMARY ENDPOINT, THE OBSERVATION THAT OUR CELACADE TECHNOLOGY SIGNIFICANTLY REDUCED THE RISK OF DEATH OR FIRST CARDIOVASCULAR HOSPITALIZATION IN LARGE PRE-DEFINED PATIENT SUBGROUPS PROVIDES THE BASIS FOR CONTINUED OPTIMISM.

We believe that the results from the ACCLAIM trial have the potential to support the initial commercialization of our Celacade technology in Europe. In addition, we are currently finalizing preparations to share the ACCLAIM data with the FDA for the purpose of determining the next steps in the regulatory pathway for Celacade in the United States. During 2006, we also continued to make progress in the development of our earlier-stage product, VP025, for the treatment of neuro-inflammatory disorders.

We have obtained the CE Mark for our technology and believe this will enable the future commercialization of Celacade in the European Union. On the basis of the ACCLAIM results, we believe that Celacade has therapeutic potential for heart failure patients who have not advanced to the later stages of the syndrome, characterized as those with New York Heart Association (NYHA) Class II functional status and those heart failure patients in NYHA Classes II - IV with no prior history of heart attack.

In the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or cardiovascular hospitalization by 39% in the subgroup of 689 patients with NYHA Class II heart failure, and by 26% in the subgroup of 919 patients in NYHA Classes II - IV with no prior history of heart attack. Importantly, the large risk reduction observed in these subgroups was achieved on top of the benefits derived from current standard-of-care medications and device therapy for heart failure.

Despite the number of drugs and devices shown to reduce the risk of death and hospitalization associated with heart failure introduced over the past 20 years, the level of morbidity and mortality associated with this syndrome remains unacceptably high. Heart failure is associated with more than 300,000 deaths each year in the United States and remains the leading cause of hospitalization in people over the age of 65. Due to the fact that over 12 million people have heart failure in Europe and North America, this syndrome represents a considerable burden on the healthcare system, with recurring hospitalizations being the major driver of the approximately $30 billion spent annually in the United States alone. Given these statistics, we expect that there would be a sizeable market opportunity for Celacade for the treatment of heart failure.

We also continue to make progress on the drug development front. Our lead drug candidate, VP025, which has successfully completed phase I clinical testing, is being developed to target the chronic inflammation associated with neuro-inflammatory disease. Over the past year, we have conducted important new research in the area of diabetic retinopathy - a serious and growing complication associated with diabetes that leads to impaired vision and blindness. We remain impressed with the ability of VP025 to reduce inflammation in a number of preclinical models of neuro-inflammatory disorders. On the basis of our successful phase I study and encouraging findings from our preclinical program, we are currently preparing to commence phase II development, including optimizing the scale-up of production of VP025 for the purpose of further clinical research.

During the past year, we have further validated our approach to targeting chronic inflammatory disease. The results from the ACCLAIM trial have provided encouraging data to support the continued development of our Celacade technology. To this end, we remain focused on securing a partner to

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PICTURES

support the initial commercialization of Celacade in Europe, and we are completing preparations to share the ACCLAIM data with the FDA for the purpose of determining the next steps in the regulatory pathway for Celacade in the United States. We also look forward to potential opportunities in the treatment of neuro-inflammatory disorders, as we continue to develop our new drug candidate, VP025.

On behalf of everyone at Vasogen, I thank you for your support, and look forward to further growth and development during 2007.

/s/ David G. Elsley
---------------------------------------
DAVID G. ELSLEY  PRESIDENT AND CEO

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PICTURES

OUR SCIENTIFIC ADVISORY BOARD

1.  ROBERT ROBERTS, MD, FRCP(C), FACC, CHAIRMAN
President and CEO of the University of Ottawa Heart Institute / Dr. Roberts is well recognized for his role as a principal investigator for pivotal clinical studies in heart disease. He was formerly Chief of Cardiology at Baylor College of Medicine and is the recipient of the American College of Cardiology's Distinguished Scientist Award and the American Heart Association's Merit Award in 2001.

2. STANLEY H. APPEL, MD
Chair of the Department of Neurology at the Methodist Neurological Institute, Professor of Neurology at Weill Medical College of Cornell University, Director of the MDA/ALS Research and Clinical Center / Dr. Appel is a leading expert on degenerative neurological diseases, such as Parkinson's, Alzheimer's, and amyotrophic lateral sclerosis, also known as Lou Gehrig's disease. He is the former Director of the Alzheimer's Disease Research Center at Baylor College of Medicine.

3.  VALENTIN FUSTER, MD, PHD
Director, Mount Sinai Heart, Director of the Zena and Michael A. Wiener Cardiovascular Institute and the Marie-Josee and Henry R. Kravis Center for Cardiovascular Health, and the Richard Gorlin, MD/Heart Research Foundation Professor at The Mount Sinai Medical Center. / Dr. Fuster is a leading expert in atherosclerosis and thrombosis research. He is past-President of the American Heart Association (AHA) and has received numerous awards including being selected as a Distinguished Scientist of the AHA.

4. RICHARD G. MILLER, PHD, FRSC
Professor and past-Chairman of the Department of Medical Biophysics, Professor and founding Chairman of the Department of Immunology, University of Toronto./ Dr. Miller is a leader in the field of immunology. He has received many honors, including being invited as a visiting scientist to many of the world's leading immunology centers. He is the past-President of the Canadian Society of Immunology and a Fellow of the Royal Society of Canada.

5.  MILTON PACKER, MD
Professor and Chair of the Department of Clinical Sciences and the Gayle and Paul Stoffel Distinguished Chair in Cardiology, Southwestern Medical Center, University of Texas./ Dr. Packer is a leading expert in the patho-physiology and treatment of heart failure and was instrumental in the introduction of new therapies. He is a primary consultant to the National Institutes of Health and the FDA on the management of heart failure.

6.  DAVID WOFSY, MD
Professor of Medicine and Microbiology/Immunology, Director of the Clinical Trials Center, and George A. Zimmerman Distinguished Professor at the University of California, San Francisco, Chief of Rheumatology at the San Francisco Veterans Affairs Medical Center. / Dr. Wofsy is a leading authority on the cellular and molecular mechanisms underlying autoimmune diseases. Based on extensive research, he has developed novel approaches to the use of immune modulation therapies.

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PICTURES

CELACADE(TM) FOR CHRONIC HEART FAILURE

CHRONIC INFLAMMATION PLAYS A FUNDAMENTAL ROLE IN BOTH THE DEVELOPMENT AND PROGRESSION OF A NUMBER OF SERIOUS CARDIOVASCULAR CONDITIONS. OUR CELACADE TECHNOLOGY IS BEING DEVELOPED TO TARGET THE INFLAMMATION UNDERLYING CHRONIC HEART FAILURE.

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PICTURE

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Our Celacade technology targets the inflammation underlying chronic heart failure. Inflammation is a normal response of the immune system to cellular injury caused by infection, trauma, or other stimuli. During the inflammatory process, immune cells release a number of factors, including cytokines - potent chemical messengers that modulate inflammation and facilitate the healing process. While this inflammatory process is usually self-limiting, it can persist, become chronic, and lead to a number of serious medical conditions.

During a brief outpatient procedure, a small sample of a patient's blood is drawn into our Celacade single-use disposable cartridge and exposed to controlled oxidative stress utilizing our proprietary Celacade medical device technology. Oxidative stress is a factor known to initiate apoptosis, a physiologic process that is inherently anti-inflammatory. The treated blood is then administered to the same patient intramuscularly. An initial course of treatment comprising three consecutive outpatient procedures is administered over a two-week period, and treatments are continued once per month thereafter.


Heart failure, most frequently resulting from coronary artery disease or hypertension, is a debilitating syndrome in which the heart's ability to function as a pump is impaired. Patients with heart failure experience a continuing decline in their health, resulting in an increased frequency of hospitalization and premature death.

During the year, we completed the 2,408-patient phase III ACCLAIM trial of Celacade in patients with chronic heart failure. This important study involved 175 clinical centers in seven countries and was designed to assess the ability of our Celacade technology to reduce the risk of death or first cardiovascular hospitalization. Dr. James B. Young, Chairman, Division of Medicine at The Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, acted as the Global Principal Investigator and Chairman of the Steering Committee for the ACCLAIM trial.

The ACCLAIM study included patients who had New York Heart Association (NYHA) Class II, III, or IV heart failure with a left-ventricular ejection fraction
(LVEF) of 30% or less, and who had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients enrolled into the study were also receiving optimal standard-of-care therapy for heart failure, which included diuretics (94%), ACE-inhibitors or ARB (94%), beta blockers (87%), automatic implantable cardioverter defibrillators (26%), and cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were well balanced for all important baseline characteristics, including demographics, LVEF, NYHA classification, concomitant medical conditions, medications, and device therapies.

In September 2006, Dr. Guillermo Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial, presented the results from the study at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington. The difference in time to death or first

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NYHA CLASS II / DEATH OR FIRST CV HOSPITALIZATION

PICTURE (GRAPH)

cardiovascular hospitalization (the primary endpoint) for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

The key finding from ACCLAIM was in a pre-defined subgroup of 689 patients who had NYHA Class II heart failure at baseline. In this large subgroup of patients, Celacade was shown to reduce the risk of death or first cardiovascular hospitalization (the primary endpoint for the trial) by 39% (n=689 patients, 216 events, p=0.0003). Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in a pre-defined subgroup of patients in NYHA Classes II - IV with no prior history of heart attack (n=919 patients, 243 events, p=0.02).

The ACCLAIM trial also demonstrated that Celacade resulted in a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the entire study population (n=2,408 patients, p=0.04). Consistent with earlier studies, Celacade was shown to be well tolerated in the ACCLAIM patient population; there were no significant between-group differences for any serious adverse events.

According to the Heart Failure Society of America, heart failure is the only major cardiovascular disease with prevalence and incidence on the rise. Heart failure, which is now often referred to as an epidemic, is estimated to affect 12 million individuals in North America and Europe, with an estimated 4.4 million having NYHA Class II stage disease. The financial burden of heart failure on the healthcare system in the United States alone is estimated to exceed $30 billion per year.

We have received CE Mark regulatory approval for Celacade in Europe for the treatment of chronic heart failure, allowing us to place Celacade on the market in the 27 member countries comprising the European Union. Given the results from the ACCLAIM trial in two important pre-defined subgroups, we are currently focused on securing a partner to support the initial commercialization of Celacade in Europe. We are also preparing to meet with the FDA to review the ACCLAIM data for the purpose of determining the next steps in the regulatory pathway for Celacade in the United States.

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PICTURES

VP SERIES OF DRUGS FOR NEUROLOGICAL DISEASES

CHRONIC INFLAMMATION IS IMPLICATED IN THE PROGRESSION OF A NUMBER OF NEURODEGENERATIVE DISEASES SUCH AS ALZHEIMER'S DISEASE, PARKINSON'S DISEASE, AMYOTROPHIC LATERAL SCLEROSIS (ALS), AND DIABETIC RETINOPATHY. OUR VP SERIES OF INVESTIGATIONAL DRUGS IS DESIGNED TO REGULATE TISSUE LEVELS OF CYTOKINES AND THEREBY CONTROL THE INFLAMMATION UNDERLYING THESE SERIOUS MEDICAL CONDITIONS.

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PICTURE

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It is estimated that neurological diseases, which are expected to increase in prevalence as the population ages, currently affect more than five million people in North America and generate costs of care that exceed $75 billion annually.

VP025 is the lead product candidate from our VP series of drugs. We have successfully completed a double-blind, placebo-controlled phase I trial of VP025. This dose-escalation trial examined the safety and tolerability of three doses of VP025 in healthy volunteers. Results of the study demonstrated that multiple administrations of low, mid-level, and high doses of VP025 were safe and well tolerated when compared to placebo. No drug-related serious adverse events were reported.

We have also completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson's disease, ALS, and diabetic retinopathy.

During 2006, results from our VP025 preclinical program demonstrated the significant reduction of several inflammatory mediators in a model of diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Scientific evidence indicates that diabetic retinopathy is associated with chronic inflammation and neurodegeneration.

During the 2006 Scientific Sessions of the Association for Research in Vision and Ophthalmology Meeting, Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings from a preclinical model of diabetes. These demonstrated that VP025 had a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with diabetic retinopathy in this model. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, this effect is believed to be mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

Diabetic retinopathy occurs when diabetes damages the blood vessels inside the retina, the light-sensitive tissue in the eye. The macular edema, or swelling, associated with diabetic retinopathy is caused by fluid leaking from damaged blood vessels within the macula, the small and highly sensitive part of the retina responsible for detailed central vision. Diabetic retinopathy, which causes up to 24,000 new cases of blindness in the United States each year, is the major cause of blindness in diabetics and is estimated to affect 4.1 million Americans.

Results from a number of other experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch's team from the Trinity College Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. Beta-amyloid is the major component of the plaques found in the brains of Alzheimer's disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells and reduced memory and learning function. Dr. Lynch's research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

Dr. Lynch's team also demonstrated the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain, resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

Dr. Yvonne Nolan's team from the Department of Anatomy/ Neuroscience, University College, Cork, Ireland, has demonstrated the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson's disease, pretreatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson's disease.

On the basis of a successful phase I study and encouraging findings from our extensive preclinical program, we are currently preparing to commence phase II development of VP025.

PICTURES

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CORPORATE INFORMATION

BOARD OF DIRECTORS AND OFFICERS

TERRANCE H. GREGG, CHAIRMAN
Mr. Gregg serves as an advisor to the healthcare industry. In 2002 he retired as President of Medtronic MiniMed, a world leader in diabetes management systems. He became President and Chief Operating Officer of MiniMed in 1996 and was instrumental in Medtronic's US$3.4 billion acquisition of MiniMed in 2001. He also served in executive positions with Smith & Nephew and Allergan Inc.

RONALD M. CRESSWELL, PHD, HON DSC, FRSE
Dr. Cresswell, former Senior Vice President and Chief Scientific Officer of Warner-Lambert, has over 30 years of research and commercial development in cardiovascular and other important therapeutic areas. He began his tenure with Warner-Lambert in 1988 as the President of Research and Development of the Parke-Davis Pharmaceutical Research Division. His vision and leadership in the development of Lipitor(R) was instrumental in the product's ultimate success.

DAVID G. ELSLEY, MBA - DIRECTOR, PRESIDENT AND CEO
Over the past sixteen years, Mr. Elsley has been responsible for the scientific, clinical, and commercial development of Vasogen's Celacade(TM) technology. He holds a Master of Business Administration from the Richard Ivey School of Business, University of Western Ontario.

WILLIAM R. GRANT
Mr. Grant is Vice Chairman and Co-founder of Galen Associates. He has more than 40 years of experience in the investment banking and healthcare fields. Mr. Grant formerly served as President and Vice Chairman of Smith Barney, President and Chairman of MacKay-Shields Financial Corporation, and Director and Vice Chairman of SmithKline Beecham (now GlaxoSmithKline).

BENOIT LA SALLE, CA
Mr. La Salle is Chairman and CEO of SEMAFO Inc. and a chartered accountant with extensive experience in international taxation. Mr. La Salle is a member of the Quebec Order of Chartered Accountants and the Canadian Institute of Chartered Accountants. He founded Grou La Salle & Associes, Chartered Accountants, in 1980.

ELDON R. SMITH, OC, MD, FRCP(C), FAHA - DIRECTOR AND VICE PRESIDENT,
SCIENTIFIC AFFAIRS.
Dr. Smith is Professor Emeritus at the University of Calgary, where he served as the Dean of the Faculty of Medicine. Dr. Smith is past-President of the Canadian Cardiovascular Society and served as Chairman of the Scientific Review Committee of the Heart and Stroke Foundation of Canada. He is an Officer of the Order of Canada, and in 2006, was appointed chair of the steering committee responsible for developing a new Heart Health Strategy for Canada.

CALVIN R. STILLER, CM, O.ONT, MD, FRCP(C)
Dr. Stiller is Professor Emeritus of the University of Western Ontario in the Departments of Medicine and Microbiology and Immunology. He is the co-founder of two healthcare funds including the Canadian Medical Discoveries Fund, where he served as Chairman and CEO. Dr. Stiller established the Multi-Organ Transplant Service in London, Ontario. He was principal investigator of the Canadian multi-center study that established the importance of cyclosporine and led to its worldwide use as first-line therapy for transplant rejection.

JOHN C. VILLFORTH
Rear Admiral Villforth is past-President and Executive Director of the Food and Drug Law Institute and the former Director of the FDA Center for Devices and Radiological Health. He has almost three decades of experience as a commissioned officer in the U.S. Public Health Service in the Department of Health and Human Services. Mr. Villforth retired from the public service sector with the rank of Assistant Surgeon General (Rear Admiral).

ANTHONY E. BOLTON, PHD, DSC, FRCPATH - CHIEF SCIENTIFIC OFFICER
Dr. Bolton is a co-founder of Vasogen. He has been elected to fellowship of the Royal College of Pathologists on the basis of his research in immunology and is the author of over one hundred scientific publications in many areas, including biochemistry, immunology, and platelet function. He is named inventor on a number of Vasogen's patents.

CATHERINE BOUCHARD, MA, CHRP - VICE PRESIDENT, HUMAN RESOURCES
Catherine Bouchard has been a Human Resources practitioner for 15 years, having spent the last seven years in the Life Sciences and Biotechnology industry, most recently working with MDS Laboratories as Director of Human Resources. She holds a Master of Arts degree from the University of Toronto.

JAY H. KLEIMAN, MD, MPA - CHIEF MEDICAL OFFICER AND HEAD OF CARDIOVASCULAR DEVELOPMENT
Dr. Kleiman, a cardiologist with 30 years of medical practice and industry experience, previously held the position of Medical Director, Cardiovascular/Metabolic Clinical Research for the G.D. Searle Division of Pharmacia (now Pfizer). In this position, he previously managed a major phase III heart failure and multiple hypertension studies that led to two successful NDA submissions.

SUSAN F. LANGLOIS, RAC, WEP - VICE PRESIDENT, REGULATORY AFFAIRS
Ms. Langlois has spent over 30 years as a regulatory and clinical professional. Previously she held the position of Vice President, Regulatory and Clinical Affairs, at Hemosol Inc. Ms. Langlois also held the position of Director, Regulatory Affairs and Responsible Head with Connaught Laboratories Limited. She is a former chairperson of the Health Sector Committee, Industrial Biotechnology Association of Canada, and a member of the Regulatory Affairs Professional Society.

JACQUELINE H.R. LE SAUX, LLB, MBA - VICE PRESIDENT, CORPORATE AND LEGAL AFFAIRS Jacqueline Le Saux has more than 20 years of business and legal experience in the biotechnology and life sciences industry. She has held a series of executive positions with sano. -aventis, Zinc Therapeutics, Ellipsis Biotherapeutics, and Draxis Health. In addition, she was a partner in a top-tier Canadian law firm, and specialized in corporate and securities law.

BERNARD LIM, C.ENG, MIEE - SENIOR VICE PRESIDENT, OPERATIONS
Mr. Lim previously founded and served as Managing Director of WELMED (IVAC), a high-technology medical devices company specializing in intravenous drug delivery systems. In addition, he founded and led a medical devices consultancy and has headed both product development and manufacturing with a number of multinational companies. He is a member of the British Standards Committee responsible for IEC standardization.

MICHAEL E. SHANNON, MD, MSC, MA - VICE PRESIDENT, MEDICAL AFFAIRS
Dr. Shannon has 30 years of experience in medical leadership roles within government and industry. Retiring from the Canadian Forces as Deputy Surgeon General, he served with Health Canada as the Director General for the Laboratory Centre for Disease Control, the Chief Medical Advisor to the Assistant Deputy Minister of the Health Protection Branch, and the Director General of the Canadian Blood Secretariat. He also served in senior management capacities with several biotech companies, as well as the Senior Health Advisor for the Auditor General of Canada.

PAUL J. VAN DAMME, MBA, CA - VICE PRESIDENT, FINANCE, AND CHIEF FINANCIAL
OFFICER
Following nine years with PricewaterhouseCoopers, Mr. Van Damme has spent 25 years as a senior financial executive with a number of U.S. and Canadian public and private companies. Over the past ten years, he has served primarily as a CFO in the biotechnology industry.

CHRISTOPHER J. WADDICK, MBA, CMA - CHIEF OPERATING OFFICER
Mr. Waddick has held a series of progressive senior management positions with the Company over the past ten years and has played a key role in establishing Vasogen's growth and strategic direction. Prior to his appointment to the role of COO, he served as Executive Vice-President and CFO.

STOCK LISTINGS
NASDAQ - VSGN
Toronto Stock Exchange - VAS

INVESTOR RELATIONS
Glenn Neumann
investor@vasogen.com
Tel: 905.817.2004
Fax: 905.569.9231

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON
Canada M5C 2W9
inquiries@cibcmellon.com
www.cibcmellon.com
Tel: 416.643.5500
Toll Free: 1.800.387.0825
Fax: 416.643.5501

U.S. TRANSFER AGENT
AND REGISTRAR
Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ
U.S.A. 07310
www.melloninvestor.com/isd
Tel: 1.866.233.4836

AUDITOR
KPMG LLP
Yonge Corporate Centre
4100 Yonge Street, Suite 200
Toronto, ON
Canada M2P 2H3

CORPORATE COUNSEL
McCarthy Tetrault, LLP
Suite 4700, TD Bank Tower
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1E6

U.S. CORPORATE COUNSEL
Paul, Weiss, Rifkind, Wharton &
Garrison LLP
1285 Avenue of the Americas
New York, NY
U.S.A. 10019-6064

PATENT COUNSEL
Foley & Lardner LLP
1530 Page Mill Road
Palo Alto, CA
U.S.A. 94304-1125

ANNUAL MEETING
Shareholders are invited to attend the Company's Annual and Special Meeting at 4:30 p.m. on Tuesday, April 3, 2007, at MaRS Discovery District, 101 College Street, Toronto, Ontario.

Certain statements contained in this annual report or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other . lings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission by Vasogen Inc.

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Vasogen

2505 Meadowvale Boulevard
Mississauga, Ontario
Canada
L5N 5S2

Tel:  (905) 817-2000
Fax: (905) 569-9231

www.vasogen.com